FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of March, 2007

Commission File Number: 0-29742

                                  Retalix Ltd.

                 (Translation of registrant's name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                              Form 20-F X              Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes____                  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit 99.1 and the financial statements attached to the press release attached as Exhibit 99.2 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-09840; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-12146; (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-14238; (v) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874; and (vi) the Registrant's Registration Statement on Form S-8, Registration No. 333-118930.



                                    CONTENTS

99.1 Retalix Announces Retirement of President of Retalix USA. Dated March 1, 2007.

99.2     Retalix Announces Fourth Quarter and FY 2006 Results. Dated March
         6, 2007.

99.3 Jamaica's National Meats and Food Distributors Selects Retalix Solutions to Streamline Systems, Drive Growth Plans. Dated March 19, 2007.

99.4 BP Deploys Retalix Software in its Fuel and Retail Sites Worldwide. March 27, 2007






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            RETALIX LTD.

Date:    April 11, 2007                     By:/s Guy Geri
                                               ----------------------
                                               Guy Geri, Controller

                                  EXHIBIT INDEX

Exhibit Number                      Description of Exhibit

99.1 Retalix Announces Retirement of President of Retalix USA. Dated March 1, 2007.

99.2         Retalix Announces Fourth Quarter and FY 2006 Results. Dated March
             6, 2007.

99.3 Jamaica's National Meats and Food Distributors Selects Retalix Solutions to Streamline Systems, Drive Growth Plans. Dated March 19, 2007.

99.4         BP Deploys Retalix Software in its Fuel and Retail Sites Worldwide.
             March 27, 2007